ACM Managed Dollar Income Fund, Inc.
811-07964
Exhibit 77C

The Annual Meeting of Stockholders of ACM Managed Dollar Income
Fund, Inc. (the Fund) was held on March 28, 2008. A description of each proposal and number of shares voted at the meeting are as follows:

			       Voted For	Authority Withheld


To elect four Directors of
the Funds common stockholders
for a term of one or three
years and until his or her
successor is duly elected
and qualifies.

Class Two (terms expire 2011)

William H. Foulk	       16,682,979	507,246

D. James Guzy		       16,669,747	520,478

John H. Dobkin		       16,674,329	515,896


Class Three (terms expire 2009)

Garry L. Moody		       16,677,100	513,125